Exhibit 99.1

Press Release Paris, February 26, 2021
UPDATE ON FY 2020 FINANCIAL RESULTS

Paris, February 26, 2021 – Technip Energies (the “Company”), a leading Engineering & Technology company for the Energy Transition, today provides a financial update for the full year 2020 (unaudited) which has been prepared on the same basis as the carved out historical financial information included in the Company’s European prospectus dated February 9, 2021. The Company’s 2020 audited combined financial statements will be made available in March 2021. The Company’s 2020 financial update provided herein differs from the financial information relating to the Technip Energies business segment included in the press release issued on February 24, 2021, by TechnipFMC plc (“TechnipFMC”), only due to different accounting standards and basis of preparation. TechnipFMC currently holds 49.9% of the Company’s equity.

Commenting on the FY 2020 results, Arnaud Pieton, CEO of Technip Energies, stated:
“Technip Energies delivered a strong operating and financial performance in 2020, in line with our earlier guidance. This is testament to the resilience and the quality of our backlog. Despite a challenging environment due to the pandemic, strong proximity with our customers together with the drive and adaptability of our global workforce enabled continuous strong project execution.”

“2021 has begun with the award of the prestigious LNG project by Qatar Petroleum for the North Field Expansion, along with our long-time partner, Chiyoda. Following early engagement, this award demonstrates the continuity and strength of our joint venture in Qatar. With its large carbon capture and sequestration scope and other energy management solutions, this contract reinforces our leadership in LNG and reflects our ability to integrate technologies towards low carbon LNG; and supports our vision to accelerate the energy transition journey.”

“As we entered a new chapter with the creation of an independent Technip Energies on February 16, 2021, we look to the future with great confidence, supported by a large high-quality backlog, a robust balance sheet, and a fully energized workforce. We confirm the guidance we provided for 2021. We have a significant and diversified opportunity set – present and future – with strong alignment to energy transition themes from deep decarbonization of traditional energy chains through carbon capture, sequestration and hydrogen, to carbon free solutions and circular economy. Our Technology, Products and Services business further exemplifies our differentiation and is already working on a significant number of energy transition engagements.”

ADJUSTED IFRS

(In € millions)	FY 2020	FY 2019
Adj. Revenue	6,014.5	5,529.8
Adj. Recurring EBIT	353.8	393.3
Adj. Recurring EBIT Margin %	5.9%	7.1%
Adj. Net Income (loss)	220.0	123.6
Adj. Earnings (loss) per share[1]	1.15	0.65
Financial information is presented under an adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests, and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.1.
1 Calculated using 179,813,880 shares, which was the number of shares outstanding on February 16, 2021, the day on which 50.1% of the shares of the Company were distributed to the shareholders of TechnipFMC. The Company was previously wholly owned by TechnipFMC.

2020 Adjusted Revenues grew by 9% year-over-year, demonstrating the strength of the business model and robust project execution despite a challenging environment. Growth was driven by the continued ramp-up of the Arctic LNG 2 project and solid progress across a portfolio of projects in procurement and construction phases, which more than offset a decline in revenue from Yamal LNG.

Press Release Paris, February 26, 2021

Adjusted Recurring EBIT Margin reduced by 120 basis points to 5.9% due to the anticipated decline in contribution from projects in the completion phase, including the Yamal LNG project, partially compensated by strong project execution from the broader project portfolio and cost reduction initiatives. The same factors drove a 10% year-over-year decline in Adjusted Recurring EBIT.

Adjusted Net Income increased 78% year-on-year to €220 million, benefiting from a materially lower effective tax rate.

IFRS

(In € millions)	FY 2020	FY 2019
Revenue	5,748.5	5,768.7
Net Income (loss)	220.1	153.2
Earnings (loss) per share[1]	1.15	0.81
1 Calculated using 179,813,880 shares, which was the number of shares outstanding on February 16, 2021, the day on which 50.1% of the shares of the Company were distributed to the shareholders of TechnipFMC. The Company was previously wholly owned by TechnipFMC.

Guidance
Company outlook and guidance is unchanged from the Capital Markets Day held on January 28, 2021. The below table provides our FY 2021 guidance:

Adj. Revenue	€6.5 – 7.0 billon
Adj. Recurring EBIT margin[1]	5.5% – 6.0% (excluding one-off separation cost of €30 million)
Effective tax rate	30 – 35%
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests, and excludes restructuring expenses, merger and integration costs, and litigation costs.
1Adjusted recurring EBIT: adjusted profit before net financial expense and income taxes adjusted for items considered as non-recurring.

Contacts
Investor relations	Media relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 3429 3929	Tel: +33 1 47 78 39 92
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the Energy Transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies is listed on Euronext Paris with American depositary receipts (“ADRs”).

For further information: www.technipenergies.com

Press Release Paris, February 26, 2021
Operational and financial review

1.	Backlog and Order Intake
The below table provides order intake and year-end backlog for FY 2020 and FY 2019. Order intake for FY 2020 of €4,291.9 million, equating to a book-to-bill of 0.71, highlights the resilience of commercial activity against a challenging backdrop. At year-end 2020, backlog equates to 2.1x Adjusted Revenue.

(In € millions)	FY 2020	FY 2019
Adjusted Order Intake	4,291.9	12,779.6
Adjusted Backlog[1]	12,745.0	15,919.6
Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.
1 Backlog in FY 2020 was reduced by a foreign exchange impact of €735.6 million.

a.	Projects Delivery
(In € millions)	FY 2020	FY 2019
Adjusted Revenue	4,953.9	4,326.6
Adjusted Order Intake	3,095.9	11,599.1
Adjusted Backlog	11,646.4	14,917.0
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests, and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.

FY 2020 Commercial Highlights
Sempra LNG, IEnova and Total Energía Costa Azul LNG Facility (Mexico)
•
Received Notice to Proceed for an engineering, procurement, and construction contract by Sempra LNG and Infraestructura Energética Nova, S.A.B. de C.V. (IEnova), and Total at their Energía Costa Azul LNG facility in Baja California, Mexico.

•
The project will add a natural gas liquefaction facility with nameplate capacity of 3.25 million tons per annum to the existing regasification terminal using a compact and high efficiency mid-scale LNG design. Technip Energies has been involved in this project since 2017, including delivery of the FEED.

Assiut National Oil Processing Company Hydrocracking Complex (Egypt)
•
EPC contract with Assiut National Oil Processing Company for the construction of a new Hydrocracking Complex for the Assiut refinery in Egypt. The project supports the Egyptian Government’s Energy Transition strategy and will reinforce the economic growth of rural areas while minimizing environmental emissions. The complex will transform lower-value petroleum products from Assiut Oil Refining Company’s nearby refinery into approximately 2.8 million tons per year of cleaner products, such as Euro 5 diesel.

•	The plant will include a hydrocracking unit as well as a Hydrogen Production Facility Unit using Technip Energies’ proprietary steam reforming technology.

Subsequent to year-end, the following award was announced, which was not included in the Company’s backlog as of December 31, 2020 and will be recorded in 2021:

Qatar Petroleum North Field East Project (Qatar)
•
Engineering, procurement, construction and commissioning contract awarded to CTJV, a joint venture between Chiyoda Corporation and Technip Energies, by Qatar Petroleum for the onshore facilities of the North Field East Project.

•
Award will cover the delivery of 4 mega trains, each with a capacity of 8 million tons per annum of LNG, and associated utility facilities. It will include a large carbon capture and sequestration facility, leading to a more than 25% reduction of greenhouse gas emissions when compared to similar LNG facilities.

Press Release Paris, February 26, 2021

b.	Technology, Products & Services (TPS)
(In € millions)	FY 2020	FY 2019
Adjusted Revenue	1,060.6	1,203.2
Adjusted Order Intake	1,196.0	1,180.5
Adjusted Backlog	1,098.6	1,002.6
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests, and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.

FY 2020 Commercial Highlights
Shell Moerdijk Plant Ethylene Furnaces Modernization (Netherlands)
•
Engineering, Procurement and module Fabrication contract from Shell Moerdijk for proprietary equipment and related services for eight ethylene furnaces at the Moerdijk petrochemicals complex. The new furnaces will utilize Technip Energies’ innovative multi-line radiant coil design and will replace 16 older units without reducing capacity at the facility, while increasing energy efficiency and reducing greenhouse gas emissions.

HPCL Bhatinda Ethanol Project (India)
•
Award of an engineering, procurement services and construction management services contract for a 100 kilolitre per day 2G ethanol project in Punjab, which includes CO2 capture and liquefaction facilities.

HyNet North West Project (United Kingdom)
•	Award of Network Innovation Allowance funding for a FEED Basis of Design contract for the HyNet North West hydrogen network.

LanzaTech Sustainable Aviation Fuel Biorefinery (United States)
•
Technip Energies’ proprietary Hummingbird® ethanol-to-ethylene technology has been selected by LanzaTech for a key application which, when combined with LanzaTech’s Alcohol-to-Jet (ATJ) technology, can be used to manufacture sustainable aviation fuel (SAF) using ethanol as raw material. These sustainable technologies will be deployed in a first commercial demonstration-scale integrated biorefinery at LanzaTech’s Freedom Pines site in Georgia, U.S., that will produce 10 million gallons per year of SAF and renewable diesel from sustainable ethanol sources.

Demonstration plant for Carbios to recycle waste PET plastics with enzymes
•	For this pilot, the Company is providing advisory, engineering, procurement and construction supervision services for Carbios’ Enzymatic Recycling Process.

Partnership with Neste for future NEXBTL™ technology-based projects
•
Technip Energies to provide Front End Loading services; agreement also covers Technip Energies’ participation during the execution phase of future NEXBTL™ projects. This technology allows the conversion of second generation feedstock, like vegetable oil or waste fat, into renewable diesel and other renewable products.

c.	Backlog Schedule

The below table provides estimated backlog scheduling as of December 31, 2020. Awards received subsequently to year-end, including the North Field East LNG Project for Qatar Petroleum, are excluded from these estimates and further reinforce revenue visibility for FY 2021 and beyond.

(In € millions)	FY 2021	FY 2022	FY 2023+
Adjusted Backlog	6,211.9	3,773.1	2,760.0

Press Release Paris, February 26, 2021

2.	Adjusted Statement of Income
(In € millions)	FY 2020	FY 2019	% Change
Adjusted Revenue	6,014.5	5,529.8	8.8%
Project Delivery	4,953.9	4,326.6	14.5%
TPS	1,060.6	1,203.2	(11.9%)

Adj. Gross Profit	838.4	853.3	(1.7%)
% of Revenues	13.9%	15.4%	-

Selling, general & administrative expense	364.2	405.2	(10.1%)
Research and development expense	38.1	42.0	(9.3%)
Impairment, restructuring & other expense	96.3	92.9	3.8%
Other income (expense), net	(0.5)	(43.0)	-

Adj. Profit (loss) before financial expense, net and income taxes	339.3	270.3	25.5%
Financial income (expense), net	(10.8)	19.2	-
(Provision) / benefit for income taxes	(108.5)	(165.9)	(34.6%)
Net profit (loss)	220.0	123.6	78.0%

FY 2020 Adjusted Revenue increased by 8.8% year-over-year to €6,014.5 million, driven by strong growth in Project Delivery, partially offset by a decline in revenue in TPS. Growth in Project Delivery was driven by the continued ramp-up of Arctic LNG 2, and activity growth on downstream projects in the Middle East, Africa and Asia Pacific, as well as offshore projects in Africa. TPS Adjusted Revenue declined by 11.9% year-over-year as shorter-cycle commercial activity in Process Technology slowed due to delays in customer capital investment decisions.

Adjusted Gross Profit reduced by 1.7% year-over-year to €838.4 million due to a lower contribution from projects in their completion phase, including Yamal LNG, and was only partly offset by the ramp-up of projects at an earlier stage of maturity. The impact on Adjusted Gross Profit was largely mitigated by the growth in revenues year-over-year and by the positive effect of a litigation settlement for €102.9 million.

Selling, general and administrative expenses reduced by 10% year-over-year to €364.2 million, benefiting from the cost reduction program initiated in 2020, and that will be a continuous area of management focus.

Research and development expenses of €38.1 million were focused on further development of the Process Technology portfolio, with notable activity in the energy transition domains of hydrogen and sustainable chemistry. In addition, investments continued on digitalization initiatives to enhance project delivery and services capability.

Impairment, restructuring and other expenses amounted to €96.3 million in FY 2020 and consisted primarily of one-off costs associated with the cost reduction program, separation costs related to the spin-off transaction, and direct COVID-19 expenses.

Press Release Paris, February 26, 2021

3.	Balance sheet information

Technip Energies and TechnipFMC entered into a Separation and Distribution Agreement on January 7, 2021. Pursuant to the Separation and Distribution Agreement, certain transactions have been carried out in the execution of the spin-off of Technip Energies resulting notably in cash transfers between Technip Energies and TechnipFMC as well as some contributions. In connection with the Separation and Distribution Agreement, Technip Energies has also entered into a bridge and revolving facilities agreement (the “Facilities Agreement”) comprising a bridge term loan facility and a revolving credit facility.

The combined financial statements as of December 31, 2020 have been prepared on the same basis as the historical financial information provided within the European prospectus prepared for the admission to listing and trading on Euronext Paris of Technip Energies ordinary shares. Accordingly, neither the cash transfers to TechnipFMC agreed in 2021 nor the draw down under the Facilities Agreement have been reflected in the combined financial statements of Technip Energies as of December 31, 2020. As these will have an impact on the equity and cash position of Technip Energies, their estimated impact was included in the capitalization and indebtedness table previously disclosed in the European prospectus and Company’s Capital Market Day presentation of January 28, 2021.

The estimated impacts of the transactions known as of today on the combined financial statements are presented below. Additional transactions may still be recorded but with no significant impact expected on the items below.

These new estimates confirm the information provided in the European Prospectus and the Capital Markets Day and confirm the strength of Technip Energies balance sheet to carry out its operations and implement its capital allocation policy.

(In € millions)	FY 2020 Combined IFRS	FY 2020 Adjusted[1]
Total Invested equity	1,826	1,801
Cash contribution	(534)	(534)
Receivables and other net asset contributions	(84)	(84)
Total Invested equity after impact of the Separation and Distribution Agreement	1,208	1,183
1Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests. See reconciliations in Appendix 1.1, 2.1 and 3.1.

(In € millions)	FY 2020 Combined IFRS	FY 2020 Adjusted[1]
Cash and cash equivalent	3,190	3,064
Cash contribution	(534)	(534)
Net cash proceeds from the Facilities Agreement	355	355
Other net cash impacts from intercompany settlements	28	28

Cash and cash equivalent after impact of the Separation and Distribution Agreement	3,039	2,913

Debt after impact of the Separation and Distribution Agreement	(748)	(748)

Net Cash and cash equivalent after impact of the Separation and Distribution Agreement	2,291	2,165
1Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests. See reconciliations in Appendix 1.1, 2.1 and 3.1.

Press Release Paris, February 26, 2021

Important Information for Investors and Security holders
Forward-looking statements
This release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

Disclaimers
This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

APPENDIX

Basis of preparation
The combined financial statements of the Technip Energies Group have been prepared in accordance with IFRS as issued by the IASB and endorsed by the EU, under consideration of the principles for determining which assets and liabilities, income and expenses, as well as cash flows, are to be transferred to the Technip Energies Group.

The combined financial statements have been prepared on the same basis as historical financial information provided within the European Prospectus and does not take into account the contributions to TechnipFMC in 2021 in line with the Separation and Distribution Agreement (described in the “Balance sheet information” part of this press release). Further information regarding basis of preparation can be found in the European prospectus available on our website (https://investors.technipenergies.com), please refer to section “1.3 Basis of preparation”.

Press Release Paris, February 26, 2021

APPENDIX 1.0: ADJUSTED COMBINED STATEMENTS OF INCOME
The combined financial statements have been prepared on the same basis as historical financial information provided within the European Prospectus not taking into account the contributions to TechnipFMC in 2021 in line with the Separation and Distribution Agreement (for more details, please refer to “Balance sheet information” section in the Press Release).

(In € millions)	FY 2020	FY 2019
Revenue	6,014.5	5,529.8
Costs and expenses:
Cost of revenue	5,176.1	4,676.5
Selling, general and administrative expense	364.2	405.2
Research and development expense	38.1	42.0
Impairment, restructuring and other expenses	96.3	77.6
Merger transaction and integration costs	-	15.2
Total costs and expenses	5,674.7	5,216.5
Other income (expense), net	1.2	(45.1)
Income from equity affiliates	(1.7)	2.1
Profit (loss) before financial expense, net and income taxes	339.3	270.3
Financial income	20.7	41.3
Financial expense	(31.5)	(22.1)
Profit (loss) before income taxes	328.5	289.5
Provision (benefit) for income taxes	108.5	165.9
Net profit (loss)	220.0	123.6
Net (profit) loss attributable to non-controlling interests	(13.3)	(6.9)
Net profit (loss) attributable to owners of Technip Energies Group	206.7	116.7

Press Release Paris, February 26, 2021

APPENDIX 1.1: COMBINED STATEMENTS OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 2020 Combined IFRS	Adjustments	FY 2020 Adjusted
Revenue	5,748.5	266.0	6,014.5
Costs and expenses:
Cost of revenue	4,734.4	441.7	5,176.1
Selling, general and administrative expense	364.2	-	364.2
Research and development expense	38.1	-	38.1
Impairment, restructuring and other expenses	96.3	-	96.3
Merger transaction and integration costs	-	-	-
Total costs and expenses	5,233.0	441.7	5,674.7
Other income (expense), net	(1.9)	3.1	1.2
Income from equity affiliates	4.0	(5.7)	(1.7)
Profit (loss) before financial expense, net and income taxes	517.6	(178.3)	339.3
Financial income	24.8	(4.1)	20.7
Financial expense	(208.9)	177.4	(31.5)
Profit (loss) before income taxes	333.5	(5.0)	328.5
Provision (benefit) for income taxes	113.4	(4.9)	108.5
Net profit (loss)	220.1	(0.1)	220.0
Net (profit) loss attributable to non-controlling interests	(13.3)	-	(13.3)
Net profit (loss) attributable to owners of Technip Energies Group	206.8	(0.1)	206.7

Press Release Paris, February 26, 2021

APPENDIX 1.1: COMBINED STATEMENTS OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED CONTINUED

(In € millions)	FY 2019 Combined IFRS	Adjustments	FY 2019 Adjusted
Revenue	5,768.7	(238.9)	5,529.8
Costs and expenses:
Cost of revenue	4,518.0	158.5	4,676.5
Selling, general and administrative expense	406.9	(1.7)	405.2
Research and development expense	42.0	-	42.0
Impairment, restructuring and other expenses	77.6	-	77.6
Merger transaction and integration costs	15.2	-	15.2
Total costs and expenses	5,059.7	156.8	5,216.5
Other income (expense), net	(38.7)	(6.4)	(45.1)
Income from equity affiliates	2.9	(0.8)	2.1
Profit (loss) before financial expense, net and income taxes	673.2	(402.9)	270.3
Financial income	65.2	(23.9)	41.3
Financial expense	(400.0)	377.9	(22.1)
Profit (loss) before income taxes	338.4	(48.9)	289.5
Provision (benefit) for income taxes	185.2	(19.3)	165.9
Net profit (loss)	153.2	(29.6)	123.6
Net (profit) loss attributable to non-controlling interests	(6.9)	-	(6.9)
Net profit (loss) attributable to owners of Technip Energies Group	146.3	(29.6)	116.7

Press Release Paris, February 26, 2021

APPENDIX 2.0: ADJUSTED CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION
The combined financial statements have been prepared on the same basis as historical financial information provided within the European Prospectus not taking into account the contributions to TechnipFMC in 2021 in line with the Separation and Distribution Agreement (for more details, please refer to “Balance sheet information” section in the Press Release).

(In € millions)	FY 2020	FY 2019
Goodwill & non-current assets	2,643.1	2,885,4
Trade receivables	1,069.3	989.1
Cash and cash equivalents	3,064.4	3,053.1
Contract Assets	285.8	399.8
Other Current assets	742.9	533.9

Total Assets	7,805.5	7,861.3

Total Invested Equity	1,800.5	1,728.6

Financial Debt	402.4	583.4
Account Payables	1,501.6	1,409.2
Contract Liabilities	2,941.6	2,748.5
Other current & non-current liabilities	1,159.4	1,391.6

Total Liabilities and Invested equity	7,805.5	7,861.3

Press Release Paris, February 26, 2021

APPENDIX 2.1: CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 2020 Combined IFRS	Adjustments	FY 2020 Adjusted
Goodwill & non-current assets	2,689.9	(46.8)	2,643.1
Trade receivables	1,059.1	10.2	1,069.3
Cash and cash equivalents	3,189.7	(125.3)	3,064.4
Contract Assets	271.8	14.0	285.8
Other Current Assets	663.4	79.5	742.9

Total Assets	7,873.9	(68.4)	7,805.5

Total Invested Equity	1,825.8	(25.3)	1,800.5

Financial Debt	402.4	-	402.4
Account Payables	1,259.4	242.2	1,501.6
Contract Liabilities	3,025.4	(83.8)	2,941.6
Other current & non-current liabilities	1,360.9	(201.5)	1,159.4

Total Liabilities and Invested equity	7,873.9	(68.4)	7,805.5

(In € millions)	FY 2019 Combined IFRS	Adjustments	FY 2019 Adjusted
Goodwill & non-current assets	2,962.8	(77.4)	2,885.4
Trade receivables	928.5	60.6	989.1
Cash and cash equivalents	3,563.7	(510.6)	3,053.1
Contract Assets	389.3	10.5	399.8
Other Current Assets	536.3	(2.4)	533.9

Total Assets	8,380.6	(519.3)	7,861.3

Total Invested Equity	1,784.6	(56.0)	1,728.6

Financial Debt	583.4	-	583.4
Account Payables	1,199.3	209.9	1,409.2
Contract Liabilities	3,209.0	(460.5)	2,748.5
Other current & non-current liabilities	1,604.3	(212.7)	1,391.6

Total Liabilities and Invested equity	8,380.6	(519.3)	7,861.3

Press Release Paris, February 26, 2021

APPENDIX 3.0: ADJUSTED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

The combined financial statements have been prepared on the same basis as historical financial information provided within the European Prospectus not taking into account the contributions to TechnipFMC in 2021 in line with the Separation and Distribution Agreement (for more details, please refer to “Balance sheet information” section in the Press Release).

(In € millions)	FY 2020	FY 2019
Cash and cash equivalents, beginning of period	3,053.1	2,469.5
Cash provided (required) by operating activities	1,064.4	1,193.3
Cash provided (required) by investing activities	(51.8)	(36.8)
Cash provided (required) by financing activities	(1,118.8)	(618.0)
Effect of changes in foreign exchange rates on cash and cash equivalents	117.5	45.1
Cash and cash equivalents, end of period	3,064.4	3,053.1

APPENDIX 3.1: CONDENSED COMBINED STATEMENTS OF CASH FLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 2020 Combined IFRS	Adjustments	FY 2020 Adjusted
Cash and cash equivalents, beginning of period	3,563.6	(510.5)	3,053.1
Cash provided (required) by operating activities	836.7	227.7	1,064.4
Cash provided (required) by investing activities	(51.8)	-	(51.8)
Cash provided (required) by financing activities	(1,315.5)	196.7	(1,118.8)
Effect of changes in foreign exchange rates on cash and cash equivalents	156.7	(39.2)	117.5
Cash and cash equivalents, end of period	3,189.7	(125.3)	3,064.4

(In € millions)	FY 2019 Combined IFRS	Adjustments	FY 2019 Adjusted
Cash and cash equivalents, beginning of period	3,669.6	(1,200.1)	2,469.5
Cash provided (required) by operating activities	1,006.4	186.9	1,193.3
Cash provided (required) by investing activities	(36.8)	-	(36.8)
Cash provided (required) by financing activities	(1,120.7)	502.7	(618.0)
Effect of changes in foreign exchange rates on cash and cash equivalents	45.1	-	45.1
Cash and cash equivalents, end of period	3,563.7	(510.6)	3,053.1

Press Release Paris, February 26, 2021

APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURE

(In € millions)	FY 2020	% of revenues	FY 2019	% of revenues
Adjusted Revenue	6,014.5	-	5,529.8	-
Cost of Revenue	(5,176.1)	86.0%	(4,676.5)	84.5%
Adjusted Gross Profit	838.4	13.9%	853.3	15.4%
Adjusted recurring EBITDA	461.4	7.7%	523.4	9.5%
Amortization, Depreciation and Impairment	(107.6)	-	(130.1)	-
Adjusted recurring EBIT	353.8	5.9%	393.3	7.1%
Non-recurring Items	(14.5)	-	(123.0)	-
Adjusted profit before financial expense, net and income taxes	339.3	5.6%	270.3	4.9%
Financial Income and expenses	(10.8)	-	19.2	-
Adjusted Profit Before Tax	328.5	5.5%	289.5	5.2%
Income taxes	(108.5)	-	(165.9)	-
Adjusted Net Profit (loss)	220.0	3.7%	123.6	2.2%

APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA

(In € millions)	FY 2020	FY 2019

Profit before financial expense, net and income taxes – adjusted	339.3	270.3
Restructuring expenses allocated	5.2	11.9
Merger and integration costs allocated	-	15.2
Separation costs allocated	17.3	36.7
Litigation costs	-	18.8
COVID-19 costs	38.8	-
Other non-recurring (income) / expenses	(46.8)	40.4
Adjusted recurring EBIT (A)	353.8	393.3
Adjusted revenue (B)	6,014.5	5,529.8
Margin (A) / (B)	5.9%	7.1%

Amortization and Depreciation	107.6	97.0
Adjusted recurring EBITDA	461.4	490.3

Press Release Paris, February 26, 2021

APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	IFRS	Adjustments	Adjusted
Technology Products & Services	1,099	-	1,099
Project Delivery	10,392	1,254	11,646
Total	11,491	1,254	12,745

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	IFRS	Adjustments	Adjusted
Technology Products & Services	1,196	-	1,196
Project Delivery	3,159	(63)	3,096
Total	4,355	(63)	4,292

APPENDIX 8.0: YAMAL LNG JOINT VENTURE

(In € millions)	FY 2020	FY 2019
Contract liabilities – proportionate share	345	565

(In € millions)	FY 2020

Cash provided (required) by operating activities – proportionate share	(26.0)

Press Release Paris, February 26, 2021

APPENDIX 9.0: Definition of Alternative Performance Measures (APMs)

Certain parts of this Press Release contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs.

Each of the APMs is defined below:

•
Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described above. For the periods presented in this Press Release, the Company's proportional share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG and Yamal LNG is included at 50%, the revenue from BAPCO Sitra Refinery is included at 36% and, from 2019, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%. The Company believes that presenting the proportionate share of its joint venture revenue in its construction projects carried out in joint arrangements enables management and investors to evaluate the performance of the Company's core business period-over-period by assisting them in understanding the activities actually performed by the Company regarding these projects.

•
Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (according to the method described above) and restated for the following items considered as non-recurring: (i) restructuring expenses, (ii) merger transaction and integration costs incurred in the context of the merger between Technip and FMC Technologies and (iii) significant litigations costs that have arisen outside of the course of business in particular related to the investigation by the DOJ and by Brazilian authorities. The Company believes that the exclusion of these expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company's operations and combined results of operations period-over-period, and to identify operating trends that could otherwise be masked or misleading to both investors and management by the excluded items.

•
Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as detailed above after deduction of the depreciation and amortization as adjusted to reflect for their respective share incorporated construction project entities that are not fully owned by the Company

•
Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from TechnipFMC), both as adjusted according to the method described above. Management uses this APM to evaluate the Company's capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company's financial condition and recognizing underlying trends in its capital structure. Adjusted net (debt) cash should not be considered an alternative to, or more meaningful than, cash and cash equivalents as determined in accordance with IFRS or as an indicator of the Company's operating performance or liquidity.

•
Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company's proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery and, from 2019, Arctic LNG 2 for the In-Russia construction and supervision scope and the joint-venture Rovuma at 33.3%) and restates the share of order backlog related to non-controlling interests of Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company's core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

•
Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery and, from 2019, Arctic LNG 2 for the In-Russia construction and supervision scope and the joint-venture Rovuma at 33.3%) and restates the share of order intake attributable to the non-controlling interests of Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company's forthcoming activities by presenting its proportionate share of the contracts which came into force during the period that will be performed by the Company.